20 April 2017

National Grid plc – Board Change

In accordance with Listing Rule 9.6.11R National Grid plc announces that after nearly six years tenure as a Non-executive Director on the Board of National Grid plc (‘the Company’), Ruth Kelly has informed the Company that due to personal circumstances and time commitments she will not be seeking re-election by shareholders at the next Annual General Meeting of the Company expected to be held on 31 July 2017.

Sir Peter Gershon, Chairman of the Board said:
‘Ruth has made a significant contribution throughout her time with the Company bringing valuable insight into Government and regulatory issues, particularly in view of significant changes in the political and regulatory landscape in the UK over the last 12 months and we are sorry to see her go. On behalf of the Board and all at National Grid, I wish her all the very best.’

Contact: C James, Company Secretarial Assistant (020 7004 3116)